UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Calpine Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

131347304
(CUSIP Number)

Patrice Walch-Watson Canada Pension Plan Investment Board One Queen Street East, Suite 2500 Toronto, ON M5C 2W5 Canada Tel: (416) 868-1171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 131347304		Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Canada Pension Plan Investment Board
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,111,215
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,111,215
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,111,215
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Based on a total of 360,670,156 shares of Common Stock of the issuer outstanding as of July 24, 2017, as reported in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on July 28, 2017.

ITEM 1.          Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Calpine Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 717 Texas Avenue, Suite 1000, Houston, Texas 77002.

ITEM 2.          Identity and Background

(a)	This Schedule 13D is being filed by Canada Pension Plan Investment Board, a Canadian Crown corporation (the “Reporting Person”).

(b)	The principal office address of the Reporting Person is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada.

(c)	The principal business of the Reporting Person is investing the assets of the Canada Pension Plan.

(d)          The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the name, business address, principal occupation and citizenship of general partners, executive officers, board of directors and each person controlling the Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule I and is incorporated by reference herein.  To the Reporting Person’s knowledge, none of the Covered Persons listed on Schedule I has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          Source and Amount of Funds or Other Consideration

In connection with the Merger Agreement (as defined below), a subsidiary of the Reporting Person entered into a Limited Partnership Agreement (as defined below) and a subscription agreement (the “Subscription Agreement”), in each case with Volt Parent, LP, a limited partnership formed under the laws of the State of Delaware (“Volt Parent”), Volt Energy Holdings, LP, a limited partnership formed under the laws of the State of Delaware (“Volt Holdings”), and the other parties thereto, pursuant to which the parties to such agreements have agreed to contribute an aggregate of approximately $5.187 billion (excluding the implied value of shares of Common Stock owned by Volt Holdings) to Volt Parent at the Effective Time (as defined below) to fund the transactions contemplated by the Merger Agreement.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 99.1 to this Schedule 13D, and incorporated herein by reference.

Prior to the entry into the Subscription Agreement and the Limited Partnership Agreement (as defined below), the Reporting Person owned 2,111,215 shares of Common Stock, which were acquired in the open market using its own working capital.

ITEM 4.          Purpose of Transaction

Merger Agreement

On August 17, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Volt Parent and Volt Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Volt Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”) with the Issuer surviving as a subsidiary of Volt Parent.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

•
each share of Common Stock (other than shares held directly by Volt Parent, shares held by the Issuer as treasury stock, shares that are subject to vesting or other applicable lapse restrictions, shares held by any subsidiary of either the Issuer or Volt Parent, shares held by Volt Holdings (which shall remain outstanding after the Merger and become common shares in the surviving corporation of the Merger, such that Volt Holdings owns the same percentage of the surviving corporation immediately following the consummation of the Merger as it owned in the Issuer immediately prior to the consummation of the Merger) and shares pursuant to which dissenting rights under Delaware law have been properly exercised and not withdrawn or lost), will be converted into the right to receive $15.25 in cash, without interest (the “Merger Consideration”);

•
each of the Issuer’s stock options (whether vested or unvested) will be converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such stock option and (ii) the number of shares of Common Stock subject to such stock option;

•	each share of the Issuer’s restricted stock outstanding immediately prior to the Effective Time (whether vested or unvested) will be converted into the right to receive the Merger Consideration;

•
each of the Issuer’s restricted stock units outstanding (whether vested or unvested) will be converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of shares of Common Stock subject to such restricted stock unit; and

•
each of the Issuer’s performance stock units outstanding (whether vested or unvested) will be converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of shares of Common Stock subject to such performance stock unit determined by assuming that performance for the full or cumulative performance period is the higher of the target and actual performance (as determined by the Issuer based upon performance up until the closing of the Merger).

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants of the Issuer relating to (i) the conduct of its businesses in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time; (ii)  the types of transactions during such period that the Issuer may not engage in unless agreed to in writing by Volt Parent; (iii) a meeting of the Issuer’s stockholders for the purpose of obtaining approval of the Merger by the stockholders of the Issuer; and (iv) credit ratings and regulatory approvals.

Assuming the satisfaction of the conditions set forth in the Merger Agreement, the transactions contemplated thereby are expected to close in the first quarter of 2018.  The consummation of the Merger is subject to a condition that the Merger Agreement be adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote in accordance with Delaware law.  The consummation of the Merger is also subject to (i) expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of approval from the Federal Energy Regulatory Commission and certain other regulatory consents and approvals, (ii) the absence of any applicable law, executive order, decree, ruling or injunction making illegal, prohibiting, restraining or enjoining consummation of the Merger, and (iii) other customary closing conditions.

The Merger Agreement contains certain termination rights, including, among others, the right of the Issuer to terminate the Merger Agreement to accept a “superior proposal,” subject to specified limitations and payment by the Issuer of a termination fee of $142 million, or $65 million if the Issuer terminates the Merger Agreement in connection with its entry into an alternative transaction agreement providing for a “superior proposal,” subject to certain conditions as specified in the Merger Agreement.  The Merger Agreement also provides that Volt Parent will be required to pay the Issuer a reverse termination fee of $335 million or $100 million under specified conditions.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 99.2 to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Person acquired the Common Stock for investment purposes.  Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the limitations in the Merger Agreement and the Limited Partnership Agreement (as defined below), the Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the limitations in the Merger Agreement, the Reporting Person may engage in discussions with management, the board of directors of the Issuer (the “Board”), and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Except as otherwise set forth in this Item 4, the Reporting Person and, to the Reporting Person’s knowledge, the Covered Persons, do not have any current intention, plan or proposal which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, or (j) any action similar to any of those enumerated in items (a) through (i) above, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5.	Interest in Securities of the Issuer

(a)-(b) Based on the most recent information available, the aggregate number and percentage of shares of the Common Stock (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by the Reporting Person is set forth in boxes (11) and (13) of the cover page to this Schedule 13D, and such information is incorporated herein by reference. The percentage reported herein is calculated based upon 360,670,156 shares of Common Stock reported by the Issuer as outstanding as of July 24, 2017, in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 28, 2017.

The number of shares of Common Stock as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D for the Reporting Person, and such information is incorporated herein by reference.

(c) Except as described in Item 3 and Item 4, the Reporting Person has not engaged in any transactions in the Common Stock during the sixty days prior to the obligation to file this Schedule 13D. To the best knowledge of the Reporting Person, there have been no transactions by any director or executive officer of the Reporting Person listed in Schedule I hereto in the Common Stock during the past sixty days.

(d) To the best knowledge of the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock held by the Reporting Person other than the Reporting Person.

(e) Not applicable.

As a result of the Limited Partnership Agreement the Reporting Person may be deemed to have formed a group with the ECP Funds (as defined below) (the “Group”) holding over 5% of the outstanding shares of Common Stock for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of any of the Issuer’s securities owned by any member of the Group, other than the securities covered by this Schedule 13D, as listed in boxes (7)-(11) on the cover page of this Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Merger Agreement and is incorporated herein by reference.  A copy of the Merger Agreement is attached as Exhibit 99.2 to this Schedule 13D, and is incorporated herein by reference.

Limited Partnership Agreement

On August 17, 2017, Volt Parent GP, LLC (“Volt Parent GP”), as general partner of Volt Parent, entered into the Amended and Restated Limited Partnership Agreement of Volt Parent, LP (the “Limited Partnership Agreement”) with certain funds controlled by ECP ControlCo, LLC (collectively, the “ECP Funds”) and certain other limited partners, including the Reporting Person (together with the ECP Funds, the “Limited Partners”).  The Limited Partnership Agreement provides, among other things, that the principal purpose and business objective of Volt Parent is to invest in the Issuer and that Volt Parent GP shall be empowered to use the capital commitments from the Limited Partners in furtherance of such purpose.  As a result of certain provisions of the Limited Partnership Agreement, the Reporting Person may be deemed to have formed a “group,” as such term is used in Regulation 13D under the Act with the ECP Funds.  The beneficial ownership of the Reporting Person does not include any shares of Common Stock beneficially owned by the ECP Funds, and the Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by the ECP Funds or any other parties to the Limited Partnership Agreement.

Except as set forth herein, none of the Reporting Person or any of the Covered Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Subscription Agreement, dated as of August 17, 2017, executed by CPP Investment Board Private Holdings (3) Inc.*

99.2
Agreement and Plan of Merger, dated as of August 17, 2017, by and among Calpine Corporation, Volt Parent, LP and Volt Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 22, 2017).

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2017

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
Name:	Patrice Walch-Watson
Title:	Senior Managing Director, General Counsel & Corporate Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
CANADA PENSION PLAN INVESTMENT BOARD

The following tables set forth certain information with respect to the directors and executive officers of Canada Pension Plan Investment Board.

The following is a list of the directors of Canada Pension Plan Investment Board:

Name, Business Address, Position	Principal Occupation	Citizenship

Heather Munroe-Blum c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Chairperson	Director	Canada

Ian A. Bourne c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Director	Director	Canada

Robert L. Brooks c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Director	Director	Canada, Ireland

Ashleigh Everett c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Director	Director	Canada

Tahira Hassan c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Director	Director	Canada, Pakistan

Douglas W. Mahaffy c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Director	Director	Canada

John Montalbano c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Director	Director	Canada

Mary Phibbs c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Director	Director	Great Britain, Australia

Name, Business Address, Position	Principal Occupation	Citizenship

Karen Sheriff c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Director	Director	Canada, United States

Jackson Tai c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Director	Director	United States

Kathleen Taylor c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Director	Director	Canada

Jo Mark Zurel c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Director	Director	Canada

The following is a list of the executive officers of Canada Pension Plan Investment Board:

Name, Business Address, Position	Principal Occupation	Citizenship

Mark Machin c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5	President & Chief Executive Officer	Great Britain

Neil Beaumont c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5	Senior Managing Director & Chief Financial and Risk Officer	Canada

Alain Carrier c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5	Senior Managing Director & Head of International, Head of Europe	Canada and Great Britain

Edwin D. Cass c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5	Senior Managing Director & Global Head of Real Assets	Canada

Name, Business Address, Position	Principal Occupation	Citizenship

Graeme Eadie c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5	Senior Managing Director	Canada

Shane Feeney c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5	Senior Managing Director & Global Head of Private Investments	Canada

Pierre Lavallée c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5	Senior Managing Director & Global Head of Investment Partnerships	Canada

Michel Leduc c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5	Senior Managing Director & Global Head of Public Affairs and Communications	Canada

Geoffrey Rubin c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5	Senior Managing Director & Chief Investment Strategist	United States

Mary Sullivan c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5	Senior Managing Director & Chief Talent Officer	Canada

Patrice Walch-Watson c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5	Senior Managing Director, General Counsel & Corporate Secretary	Canada

Eric M. Wetlaufer c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5	Senior Managing Director & Global Head of Public Market Investments	United States

Nicholas Zelenczuk c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5	Senior Managing Director & Chief Operations Officer	Canada